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02044623

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 6-K

## REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

PROCESSED
JUL 17 2002
THOMSON FINANCIAL

For the month of June 2002

TMM Group
(Translation of registrant's name into English)

Avenida de la Cúspide No. 4755, Colonia Parques del Pedregal, Delegación Tlalpan, México City, D.F., C.P. 14010 México
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b):
82-________________.]

### SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo TMM, S.A. de C.V.
(Registrant)

Date June 28, 2002

By ________________
(Signature)*

Name: Jacinto Marina
Title: Chief Financial Officer

*Print the name and title under the signature of the signing officer.

### GENERAL INSTRUCTIONS

**A. Rule as to Use of Form 6-K.**

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

**B. Information and Document Required to be Furnished.**

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

# CONTENTS

Grupo TMM

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**GRUPO TMM COMPANY CONTACT:**
Jacinto Marina, Chief Financial Officer
011-525-55-629-8790
(jacinto.marina@tmm.com.mx)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)
Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)

**AT DRESNER CORPORATE SERVICES:**
Kristine Walczak (general investors, analysts and media)
312-726-3600 (kwalczak@dresnerco.com)


**FOR IMMEDIATE RELEASE**
**FRIDAY, JUNE 28, 2002**

# GRUPO TMM TO PAY CASH IN LIEU OF STOCK FOR INITIAL REPAYMENT OF CONVERTIBLE NOTES

*Market Value of Stock Viewed as Depressed*

**Mexico City, June 28, 2002 - Grupo TMM (NYSE: TMM and TMM/L),** announced it will begin repayment of its convertible notes in weekly installments commencing July 5, 2002, in accordance with the terms of the $32.5 million issue. Under the terms of the convertible notes, which will be fully amortized by May 5, 2003, the company has the option to make the weekly payments of principal and related interest in the form of cash or stock or a combination thereof.

Javier Segovia, president of TMM said, "Since the current stock price is well below what management believes is fair value for the company's stock, the initial weekly payment on the convertible notes will be made in cash. The company will make the decision on the form of future payments based upon business factors including but not limited to, the market value of our stock and other issues that impact shareholder value."

The company is not obligated and does not intend to issue weekly press releases with respect to the manner of repayment of the installments of the convertible notes.

Headquartered in Mexico City, Grupo TMM is the premier Mexican multimodal transportation company and logistics provider. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services within Mexico. Grupo TMM also has the controlling interest in Transportación Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at http://www.grupotmm.com.mx, TFM's web site at http://www.gtfm.com.mx. Both sites offer Spanish/English language options.